Operating Agreement
of
Umbrella Dry Bar, LLC

INDEX

OPERATING AGREEMENT

OF

Umbrella Dry Bar, LLC

THIS OPERATING AGREEMENT OF Umbrella Dry Bar, LLC, is made and effective as of the __19th__ day of __October__, 2021, by and among the Members of Umbrella Dry Bar, LLC ("Company");

W I T N E S S E T H :

WHEREAS, the parties hereto desire to form a limited liability company in accordance with the law of the State of North Carolina for the purposes hereinafter set forth.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants, and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

ARTICLE I - DEFINITIONS

SECTION 1.1   **Act.** "Act" means the Limited Liability Company Act, set forth in Exhibit D, as amended from time to time (or any corresponding provisions of succeeding law).

SECTION 1.2   **Agreement.** "Agreement" means this Operating Agreement of Umbrella Dry Bar, LLC as amended from time to time, including all Exhibits attached hereto. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

SECTION 1.3   **Capital Account.** "Capital Account" means, with respect to any Interest Holder, the capital account maintained for such Person in accordance with the following provisions:

(a)   To each Person's Capital Account there shall be credited such Person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to the sections on Special Allocation in this Agreement, and the amount of any Company liabilities assumed by such Person or which are secured by any Property distributed to such Person.

(b)   To each Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to the sections on Special Allocation in this Agreement, and the amount of any liabilities of such Person assumed by the Company or which are secured by any property contributed by such Person to the Company.

(c)   In the event all or a portion of an Interest in the Company is Transferred in accordance with the provisions of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

(d)   In determining the amount of any liability for purposes of subsections (a) and (b), there shall be taken into account Code Section 752(c), other applicable Code Sections, and the Regulations thereunder.

The Capital Account provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.7041(b), and shall be interpreted and applied in a manner consistent with that intent.

SECTION 1.4   Capital Contributions. "Capital Contributions" means, with respect to any Member, the amount of money and/or the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Interest held by such Member pursuant to the terms of this Agreement.

SECTION 1.5   Code. "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

SECTION 1.6   Company. "Company" means the limited liability company formed or continued by this Agreement and winding up its business in the event of dissolution as herein provided.

SECTION 1.7   Interest. "Interest" means an ownership interest in the Company represented by a Capital Account, including any and all of the rights and benefits to which the holder of such interest may be entitled as provided in this Agreement, together with all obligations, liabilities, and duties of such Person to comply with the terms and provisions of this Agreement.

SECTION 1.8   Interest Holder. "Interest Holder" means any Person who holds an Interest whether received by voluntary or involuntary Transfer regardless of whether such Person has been admitted to the Company as a

Member. "Interest Holders" means all such Persons and the sole Interest Holder if there is only one Interest Holder at the relevant time.

SECTION 1.9   Members/Managers. A Member is a person holding an ownership interest in the Company. The Members of the Company elect managers. By virtue of his position as Founder, Meaghan Paradise, is a member regardless of his or her capital contribution and will always be a Manager of the Company, not subject to election or removal by the Members, so long as he individually holds a Membership Interest in the Company.

SECTION 1.10   Members. "Members" means those Persons executing this Agreement as members, and includes Persons subsequently admitted to the Company as Members pursuant to the terms and conditions hereof. "Member" means any one of the Members. "Members" shall include the sole remaining Member of the Company in the event that there exists only one (1) Member at the relevant time.

SECTION 1.11   Person. "Person" means any individual, partnership, corporation, limited liability company, association, estate, trust, or other entity.

SECTION 1.12   Property. "Property" means all real and personal property owned or acquired by the Company and any improvements thereto and shall include both tangible and intangible property.

SECTION 1.13   Regulations. "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

SECTION 1.14   Transfer. "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, gift, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, give, or otherwise dispose of.

ARTICLE II - THE COMPANY

SECTION 2.1   Formation of the Company. Pursuant to and in accordance with the provisions of the Act, the party hereby forms a North Carolina limited liability company, effective as hereinafter provided. The Members shall cause to be executed and filed the Articles of Organization described in the state law statutes identified in Exhibit D and such other documents as may be required by the laws of North Carolina and other state law. The Members shall cause to be executed and filed amendments to the Articles of Organization, annual reports, and such other documents as may be required by North Carolina and other state law. The Company is a Manager Managed

LLC; no Member shall have the right to manage the business purely because of their role as a Member.

SECTION 2.2   Name and Place of Business of the Company. The name of the Company shall be "Umbrella Dry Bar, LLC," and all business of the Company shall be conducted in that name. The Company may or may not, at the election of the Managers, have a principal office of the Company.

SECTION 2.3   Purpose. The purpose of the Company is to engage in any lawful business.

SECTION 2.4   Term of the Company. The Company shall commence as of the effective date set forth in the Articles of Organization of the Company and shall continue until the winding up and liquidation of the Company and its business is completed as provided in this Agreement.

SECTION 2.5   Members' and Interest Holders' Names and Addresses. The name and address of each Member and Interest Holder are set forth on the attached exhibits hereto and specifically incorporated herein by this reference.

SECTION 2.6   Nature of Interests. The Interest of each Interest Holder in the Company shall be personal property for all purposes. All property owned by the Company or purchased with Company funds, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member or Interest Holder, individually, shall have any ownership of such property.

SECTION 2.7   Seal. The Company hereby adopts as its seal the handwritten, typewritten, printed, or other reproduction of the word "SEAL" whenever it shall appear beside the name of the Company.

SECTION 2.8   Registered Office and Agent. The address of the registered office of the Company is 4003 Peachtree Town Lane, Knightdale, NC 27545-7949, and the name of the registered agent at such address is Meaghan Paradise. The registered office and/or the registered agent of the Company may be changed by the Managers from time to time upon the filing of the required statement in the office of the North Carolina Secretary of State.

ARTICLE III - MEMBERS

SECTION 3.1   Members, Member Classes, and Managers. The Company shall have one class of Members, and these Members are listed on Exhibit B along with their unit or percentage ownership. Managers shall be designated from the Members.

ARTICLE IV - CAPITAL CONTRIBUTIONS

SECTION 4.1   **Capital Contributions.** The initial capital of the Company shall consist of contributions by the Members as set forth on the attached exhibits. Each Member hereby agrees, immediately upon execution of the Agreement to make the Capital Contribution set forth beside such Member's name on the attached exhibits. A separate Capital Account shall be maintained in the name of each Interest Holder.

No interest shall accrue on Capital Contributions or Capital Accounts. No Interest Holder shall receive any interest, salary, or drawing with respect to such Interest Holder's Capital Contributions or Capital Account or for services rendered on behalf of the Company or otherwise in such Interest Holder's capacity as an Interest Holder, except as otherwise provided herein or by other written agreement. Each Interest Holder shall be entitled to distributions of cash and sales proceeds as provided in the article on Allocations, and distributions of assets upon the dissolution, winding up, and liquidation of the Company as provided in the section on Distributions.

SECTION 4.2   **Additional Capital Contributions and Loan Guaranties.**

(a)   Each Interest Holder from time to time may be required to make additional Capital Contributions to the Company upon a determination by a supermajority vote (i.e. a 2/3 majority vote) of the Members that additional capital is needed by the Company.

(b)   By a vote of the Members, each Member from time to time may be required, jointly and severally with the other Interest Holders, to execute and deliver notes, endorsements, letters of credit, guaranties, surety bonds, indemnity agreements, and similar documents on behalf of the Company.

ARTICLE V - MANAGEMENT, VOTING, and MEMBER RIGHTS

SECTION 5.1   **Management.** Members shall appoint one or more Managers to oversee and "run" the operations of the business. All management and control of the business and affairs of the Company shall be vested in the Managers. The Managers shall have all authority and rights conferred hereunder and by the Act which, and are explicitly authorized on the Company's behalf to make all decisions as to the day-to-day operations of the business and as to

(a)   the sale, development, lease or other disposition of the Company's assets;

(b)   the purchase or other acquisition of other assets of all kinds;

(c)   the management of all or any part of the Company's assets;

(d)   the borrowing of money and the granting of security interests in the Company's assets;

(e)   the pre-payment, refinancing or extension of any loan affecting the Company's assets;

(f)   the development and implementation of a profit-sharing plan for employees or others associated with the business of the Company;

(g)   the compromise or release of any of the Company's claims or debts; and,

(h)   the employment of persons, firms or corporations for the operation and management of the company's business.

In the exercise of their management powers, the Managers are authorized to execute and deliver

(i)   all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets;

(j)   all checks, drafts and other orders for the payment of the Company's funds;

(k)   all promissory notes, loans, security agreements and other similar documents; and, all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

Each Manager shall have the authority to execute and deliver on behalf of the Company any document or instrument required or permitted by law (i) to be filed, registered, or recorded with any public authority, or (ii) to be executed by a limited liability company. The Managers, acting with the approval of at least sixty-five percent (65%) of the voting power of the Members, may delegate any of the duties set forth above to a third party.

SECTION 5.2   Restrictions on Managers. No Manager, acting without the approval of at least sixty-five percent (65%) of the voting power of Members, as the case may be, shall have authority to:

(a)   Sell all or substantially all of the assets of the Company;

(b)   Borrow money or make expenditures in excess of $50,000;

(c)   Do any act in contravention of this Agreement which would make impossible carrying on the ordinary business of the Company;

(d)   Confess a judgment against the Company in connection with any threatened or pending legal action;

(e) Possess any Property or assign the rights of the Company in specific Property for other than a Company purpose;

(f) Employ or permit the employment of funds or assets of the Company in any manner except for the exclusive benefit of the Company;

(g) Commingle the Company funds with those of any other Person;

(h) Alter the primary purpose of the Company as set forth in the section on Purpose; or

(i) Take any action or file any election that would cause the Company to be treated under the Code as an association taxable as a corporation.

In the event that the above cannot be approved by a 65% vote of the Members, any Manager may call a Member Meeting for all Members to vote on the decision. A simple majority vote of the Members shall authorize the Manager to take the action in question.

SECTION 5.3   Meetings of Members. Meetings of the Members of the Company shall be held at a location to be determined by the Managers, on the call of any one (1) of the Managers upon no less than ten (10) days' notice stating the time, date, place, and purpose of the meeting. Notice may be waived in writing before or after any meeting. If all Members are present in person, by written proxy, or by participation in a telephone conference call at any meeting, notice shall be deemed waived. Managers shall ensure that a Member Meeting takes place at least annually to apprise the Members of the state of the business and to take any Member vote necessary.

SECTION 5.4   Members' Rights. In addition to those rights granted herein or otherwise provided by law, a Member shall have the following rights and privileges:

(a) A Member shall have the right to full and true information of all things affecting the Company;

(b) A Member shall receive from the Company that Member's share of the distributions as provided in this Agreement in the manner and at the times provided for herein;

(c) Except as otherwise provided herein, no Member shall have priority over any other Member either as to the return of capital or as to Profits, Losses, or distributions; and

(d) A Member shall have voting rights as provided in this article and other specific provisions hereof.

SECTION 5.5   Tax Matters Member. Meaghan Paradise shall be the Tax Matters Member(s) for the Company and shall have all powers and authority necessary to discharge all duties as such. The Company may appoint additional or substitute Tax Matters Member(s) from time to time.

SECTION 5.6   Liability of Interest Holders. Except as otherwise provided herein or in the Act, no Interest Holder shall be liable for the debts, liabilities, contracts, or any other obligations of the Company.

SECTION 5.7   Indemnification of Members. The Company hereby agrees to indemnify and hold harmless the Members and agents, managers, members, officers, directors, and shareholders of the Members from any and all loss, damage, claim, liability, cost or expense (including reasonable attorney fees and expenses) incurred by the Members at any time by reason of or arising out of any act performed or omitted to be performed by the Members on behalf of the Company or in furtherance of the interests of the Company, except for liability for bad faith, gross negligence, willful malfeasance, or fraud of the Members; provided, however, that the satisfaction of any indemnification and any holding harmless shall be from and limited to Company assets and no Interest Holder shall have any personal liability on account thereof. This indemnity shall include all expenses, including reasonable attorney fees and expenses, incurred in the defense of a Company derivative suit to the extent that such Member/Manager is successful in such action.

SECTION 5.8   Officers. The Managers may appoint one or more officers, as they deem necessary to carry out the business of the Company. Any such officer appointed by the Managers shall have the duties as shall be assigned to such officer by the Managers.

ARTICLE VI - ACCOUNTING, RECORDS, AND REPORTS

SECTION 6.1   Books and Records. The Managers shall maintain at the principal place of business separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the operation of the Company business in accordance with reasonable accounting principles consistently applied. The expenses chargeable to the Company shall include only those which are reasonable and necessary for the ordinary and efficient operation of the Company business and the performance of the obligations of the Company under any agreements relating to the business of the Company. The Company shall not pay any Interest Holder's individual obligations or expenses. The Managers shall maintain at the principal place of business all other records required to be maintained under the Act or necessary to reflect accurately the business and affairs of the Company. Each Member, at such Member's sole expense, shall have the right at any time without notice to any other Member to examine, copy, and audit the Company's books and records during normal business hours.

SECTION 6.2   Reports. Within ninety (90) days after the end of each fiscal year, each Member shall be furnished with a copy of the balance sheet of the Company as of the last day of the applicable period and a statement of income or loss for the Company for such period. Annual statements also shall include a statement showing any item of income, gain, deduction, credit, or loss allocable for federal income tax purposes pursuant to the terms of this Agreement.

SECTION 6.3   Tax Returns. The Managers shall prepare or cause the Company's accountants to prepare all income and other tax returns of the Company and shall cause the same to be filed in a timely manner. The Managers shall furnish to each Interest Holder in a timely manner a copy of the exhibits and other information which each Interest Holder may require in connection with such Interest Holder's own tax affairs.

SECTION 6.4   Fiscal Year. The fiscal year of the Company shall be the calendar year, unless otherwise approved by the Members and the Internal Revenue Service. As used in this Agreement, a fiscal year shall include any partial fiscal year at the beginning and end of the term of the Company.

SECTION 6.5   Bank Accounts. The Managers shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in their immediate possession or control. The funds of the Company shall not be commingled with the funds of any other Person and the Managers shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company. The bank accounts of the Company shall be maintained in such banking institutions as are approved by the Managers and withdrawals therefrom shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Managers may determine.

ARTICLE VII - ALLOCATIONS

SECTION 7.1   Profits. After giving effect to the special allocations set forth in sections on Allocations, Profits for any fiscal year shall be allocated in accordance with the Profits and Losses percentages set forth beside each Interest Holder's name on the attached exhibits.

SECTION 7.2   Losses. After giving effect to the special allocations set forth in sections on Special Allocations, Losses for any fiscal year shall be allocated as set forth in subsections below, subject to the limitation identified below.

(a)   Losses for any fiscal year shall be allocated in accordance with the Profits and Losses percentages set forth beside each Interest Holder's name on the attached exhibits.

(b)   The Losses allocated pursuant to this section shall not exceed the maximum amount of Losses that can be so allocated without causing any Interest Holder to have an Adjusted Capital Account Deficit at the end of any fiscal year.

SECTION 7.3   Tax Liability. Should the Managers or the Members determine that the Company should retain earnings for future expenses, rather than to distribute those earnings, the Company is authorized to distribute an amount equal to a member's tax liability as a result of the non-distribution of earnings to offset the member's tax liability, and to prevent the member from being "penalized" by the Code for the Company's decision not to distribute earnings. The payment of member's tax liability under this section is at the discretion of the Managers and may be done in any reasonable manner as recommended by the Managers or the Company's tax advisor(s).

ARTICLE VIII - DISTRIBUTIONS

SECTION 8.1   Distributions. Distributions may be made by a majority vote of the Mangers. Notwithstanding the foregoing, no distribution may be made if prohibited by the distribution statute in Exhibit D.

SECTION 8.2   Tax Burden. In the event earnings or proceeds which would otherwise qualify for distribution or a distribution to the Members are retained by the Company ("Retained Earnings"), the Managers of the Company may pay a Tax Distribution to the Members. That is, at the discretion of the Managers, the Company may pay a distribution to Members to cover the tax burden to the individual Member caused by the Retained Earnings.

(a)   <u>Tax Distributions</u>. Any distributions to Members pursuant to this section on Tax Distributions shall be deemed to be advance on any future eligible distribution(s) of the Member ("Advance") otherwise distributable to the Members pursuant to this Agreement. This Advance shall reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to this Agreement.

(b)   <u>Availability of Proceeds for Tax Distributions</u>. If there is insufficient proceeds to make the full Tax Distributions to all Members for any Fiscal Year, then Tax Distributions, if any, shall be made to the Members in their pro rata share respective to their Units held. The Company shall have no obligation to distribute all, or any portion, of a Tax Distribution which could not be made with respect to a preceding fiscal year to the Members in any subsequent fiscal years. That is, failure to pay a Tax Distribution in any one year does not constitute a claim by a Member for a future distribution in payment of the unpaid Tax Distribution.

(c)   <u>Timing of Payment(s)</u>. The Company may make Tax Distributions in quarterly installments on an estimated basis prior to the end of a fiscal year, but if the amounts distributed by the Company as estimated quarterly Tax Distributions exceed the amount of Tax Distributions to which a Member is entitled for such fiscal year, the Member will, within 10 days after the tax return for such fiscal year is filed, return such excess to the Company without interest and, until it is returned, such excess distribution will be treated as an Advance to such Member. If for any reason such excess is not returned, then, in addition to any other remedies the Company may have at law or in equity, such excess will be set off against any future distributions to which such Member otherwise would have been entitled under this Agreement. Any tax "withholding" or similar payments made by the Company pursuant to this section on behalf of a Member related to a Member's share of Company income or distributions with respect to a tax year shall be treated by the Company as distributions creditable against the Tax Distributions requirement for that tax year under this section, if the Member does not reimburse the Company for such "withholding" or similar payments.

(d)   <u>Presumed Tax Liability/Burden</u>. For purposes of the foregoing, "Presumed Tax Liability" for any Member for a Fiscal Year shall mean an amount equal to the product of (1) the amount of taxable income (including in computing taxable income any items required to be separately stated under Code Section 703) allocated to such Member by the Company for that fiscal year and (2) the maximum combined effective U.S. federal, and North Carolina state tax rates applicable to individuals, on capital gains or ordinary income, as applicable based on the character of the taxable income allocated to the Member. The precise rates to be determined by a qualified professional selected by the Managers.

(e)   <u>Tax Distribution Exceeding Ordinarily Distributable Amount</u>. A Member who receives more distributions under this section on Tax Distributions than the Member would otherwise have received under, or as provided by, this Article on Distributions if this section on Tax Distributions were not part of this Agreement, is not required to make Capital Contributions in the amount of that excess at the time of the liquidation and winding up of the Company or the liquidation of that Member's Interest (or at any other time). However, if a Member's Tax Distributions for estimated quarterly Tax Distributions exceed the amount of Tax Distributions to which a Member is entitled for the fiscal year, that Member shall be required to repay any excess contributed through estimated quarterly Tax Distributions.

ARTICLE IX - DISSOLUTION, WINDING UP, AND LIQUIDATION

SECTION 9.1   Events of Dissolution.

(a)   The Company shall be dissolved only upon the first to occur of any of the following events of dissolution:

  (1)   The mutual consent of all Members (even if any Member is the subject of any proceeding under the Bankruptcy Code or any other present or future applicable federal, state, or other statute or law regarding bankruptcy, insolvency, or other relief for debtors);

  (2)   The sale of all or substantially all of the Property;

  (3)   The occurrence of any event that makes it unlawful or impossible to carry on the business of the Company;

  (4)   The entry of a decree of judicial dissolution or the filing by the Secretary of State of a certificate of dissolution pursuant to the corresponding statute in Exhibit D.

(b)   The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of an event of dissolution as described above. In the event a court of competent jurisdiction determines that the Company has dissolved prior to the occurrence of an event of dissolution as described above, the remaining Members hereby agree to continue the business of the Company without a winding up or liquidation.

SECTION 9.2   Procedure Upon Dissolution. Upon the dissolution of the Company as a result of the occurrence of an event of dissolution, the Members shall proceed with reasonable promptness to cause Articles of Dissolution to be executed and filed in the office of the North Carolina Secretary of State, give the dissolution notices pursuant to statutes described in Exhibit D, wind up the affairs of the Company in an orderly manner, liquidate its assets as promptly as is consistent with obtaining the fair value thereof, and satisfy the claims of its creditors. After paying liabilities and providing for reserves to pay for future liabilities, the Members shall cause the remaining assets of the Company to be paid and distributed to the Interest Holders as follows:

(a) In the event that there are any amounts owing by the Company to the Interest Holders or any of them (as a creditor of the Company and not with respect to such Interest Holder's Interest), such amounts shall be repaid to the Interest Holder or Interest Holders entitled thereto. In the event the assets are insufficient to repay all such amounts, the amount of such assets which each Interest Holder shall receive shall bear the same ratio to the total amount being paid as all amounts so owed to the Interest Holder bear to the total amounts owed to all Interest Holders; and,

(b) The remaining assets shall be distributed to the Interest Holders in amounts equal to their respective positive Capital Accounts. In the event the remaining assets are insufficient to repay all such amounts, the amount of such assets which each Interest Holder shall receive shall bear the same ratio to the total amount being distributed as the amount of the positive Capital Account of the Interest Holder bears to the amount of the total positive Capital Accounts of all Interest Holders.

ARTICLE X - ASSIGNMENT AND TRANSFER OF INTERESTS

SECTION 10.1   Restriction on Transfer. No Interest Holder shall have the right to transfer such Interest Holder's Interest, in whole or in part, in the Company except as may be permitted expressly by the terms of this Agreement, and any attempt to transfer any Interest in the Company except as so permitted shall be void.

SECTION 10.2   Assignability of Interest.

(a) Subject to the terms and provisions of this Agreement, an Interest Holder may not assign (to include the granting of a security interest in) any portion of such Interest Holder's Interest.

(b) Notwithstanding this section, an Interest Holder may assign any or all of their interest to a Self-Settled Trust.

   (1) Any assignments by any Interest Holder shall be pursuant to the corresponding statute identified in Exhibit D, and such assignee shall have those rights and only those rights specified in the Act.

   (2) The Company shall not be required to recognize any assignment until such time as the written instrument of assignment documenting such an assignment and specifying the effective date of such assignment has been delivered to the Company and all costs, expenses, and fees of the Company related to the assignment have been paid and placed in the records of the Company at the Company office.

SECTION 10.3   Sale or Transfer of Interest.

(a)   Any sale of transfer of interest to a third party shall be accompanied by a bona fide written offer to purchase that interest. A Notice of Bona Fide Offer must be provided to each person or group possessing a right or option to purchase the interest. For the purposes of this section, Notice is deemed to be made on receipt.

(b)   The Company has a first Option to purchase the Withdrawing Member's Interest at those terms specified in the written offer to purchase. The Company shall have 15 calendar days in which to respond in writing with a commitment to purchase or a waiver of the Company's Option. Failure to respond within 15 calendar days of receipt of the Notice of Bona Fide Offer shall constitute a waiver of the Company's Option.

(c)   If the Company has not, after 15 calendar days, committed to exercise its option to purchase, the Withdrawing Member's Interest must be offered to the Managing Members at the terms of the written offer to purchase. The Managing Members shall have 15 calendar days in which to respond in writing with a commitment to purchase or a waiver of the Managing Members' Option. Failure to respond within 15 calendar days of receipt of the Notice of Bona Fide Offer shall constitute a waiver of the Managing Members' Option.

(d)   If the Managing Members have not, after 15 calendar days, committed to exercise their option to purchase, the Withdrawing Member's Interest must be offered to the remaining Members at the terms of the written offer to purchase. The Members shall have 15 calendar days in which to respond in writing with a commitment to purchase or a waiver of the Members' Option. Failure to respond within 15 calendar days of receipt of the Notice of Bona Fide Offer shall constitute a waiver of the Members' Option.

(e)   If the Members have not, after 15 calendar days, committed to exercise their option to purchase, the Withdrawing Member's must provide the Company a Chance to Match the terms of the written offer to purchase. The Company shall have 15 calendar days in which to respond in writing with a commitment to purchase or a waiver of the Company's Chance to Match. Failure to respond within 15 calendar days of receipt of a notice of Last Chance to Match shall constitute a waiver of the Company's Last Chance to Match.

(f)   If the Company does not commit to exercise its Last Chance to Match, the Withdrawing Member's Interest may be offered to persons outside the Company on the same terms as the initial written Bona Fide offer.

(g)   Any change in terms, revocation, or material alteration of the Bona Fide offer shall restart the process described in this section.

(h)   On purchase of the Withdrawing Member's Interest, the third party shall take on the rights and privileges of a Transferee.

(i)   A Transferee shall not have the power or ability to vote as a Member of the Company. A Transferee shall maintain the other rights and privileges associated with Membership.

(j)   A Transferee shall remain a Transferee until such time as a sixty percent (60%) vote of the Membership, excluding the Transferee, votes to include the Transferee as a full Member of the Company.

(k)   All Members and Transferees are bound by the terms of this Agreement.

SECTION 10.4   Removal of Member.

(a)   The Members of the Company may eject a Member by a vote of the Membership. However, before a vote regarding the Member's removal may be taken, the Member must receive notice of the offending conduct or putative reason for the removal. The Member shall have a period to cure such offensive conduct or reason for removal prior to the vote to remove. The opportunity to cure shall be no less than thirty (30) days from the date of the notice to the Member.

(b)   A Member may be forcibly removed from the Company on the affirmative vote of more than 75% of the voting power of the Members, including the Member who may be subject to removal. Such vote for removal shall be at a duly called and held meeting of the Members, with required notice provided in the procedure identified in this Agreement.

(c)   In the event that a such a vote to remove a Member does not result in the removal of the Member, that Member is not subject to removal until after the passing of twelve (12) calendar months from the failed vote to remove.

(d)   In the event that a Member is to be removed, the transfer and compensation for that Member's interest shall be in accordance with the procedure identified in this Agreement in the section on Sale or Transfer of Interest.

SECTION 10.5   Termination of Employment of Member.

(a)   If a Member is also an employee of the Company, the Member must sell back their membership interest pursuant to this section on Assignment and Transfer of Interests if their employment with the company is terminated for any reason. The exiting member shall be entitled to sell their membership interest for the fair market value of the membership interest.

(b)   The Exiting Member must sell their membership interest pursuant to the process/procedure described in the section on Sale or Transfer of Interests. However, in lieu of a Bona Fide offer, the parties may use the Fair Market Value Determination identified in this section.

SECTION 10.6   Bad Conduct of a Member.

(a)   If a Member acts in such a way, outside of the context of their duties as a Member, Manager, or employee of the Company, that their actions materially and negatively reflect on the Company such that the business of the Company is compromised or suffers as a result of that action, the Member may be removed from the Company without their consent.

(b)   This section on Bad Conduct of a Member may be use to remove a Member if and when
   (1) A Member of the Company calls for a Special Meeting of the Members to remove a Member for Bad Conduct; AND
   (2) The Member calling for the Special Meeting presents the case to the Membership to remove the Member for Bad Conduct; AND
   (3) All voting Members of the Company, *except* the Member to be removed, unanimously vote that the Member's conduct is so egregious that the appropriate remedy is to remove the Member; AND
   (4) Egregious conduct is that conduct which results in the success of the business and the investment of the Members is at stake as a proximate result of the Member's actions. Examples of egregious conduct may include serious charges or felonies that relate to the business of the Company, heinous acts against individuals or society at large, and public speech which, while expressing a private opinion, are not generally regarded as appropriate of a company's leaders or owners, such as derogatory or discriminatory statements about race, religion, gender, sexual orientation, or other demographics, opinion, or beliefs that cause significant offense to a broad group in society.

(c)   If a Member is to be Removed under this section on Bad Conduct of a Member, once the Members have agreed to remove the Member, the Member will be deemed to have offered their Units for sale under the section on Transfer of Interests. The sale price for the units shall be the Fair Market Value of the units as identified in the section on Fair Market Value Determination.

SECTION 10.7   Fair Market Value Determination. The sale price of the interest of any Exiting or Transferring Member shall be the fair market value of such interest. Fair market value shall be established either by mutual agreement or, if the parties cannot agree, then

(a)   The Company shall obtain a valuation for the Exiting Member's interest. The valuation must be provided by a reputable person or company skilled in performing business valuations. Such valuation shall be the fair market value unless the Exiting or Transferring Member disagrees with the valuation.

(b)   If the Exiting or Transferring Member disagrees with the Company's expert's valuation, the Exiting or Transferring Member shall, at their own expense, obtain a valuation. The valuation must be provided by a reputable person or company skilled in performing business valuations. The Fair Market Value shall be the average of the two valuations.

ARTICLE XI – MISCELLANEOUS

SECTION 11.1   Death of a Member. Except as applicable under the section on Assignment and Transfer of Interests, the interest of a Member shall be treated as personal property and shall pass to the heirs, devisees, or inheritors of the Member. However, on passing to an heir, devisee, or inheritor ("Transferee") the Transferee shall have limited rights as described in the section on Sale or Transfers of Interests until such time as they are admitted as full Members of the Company. Additionally, on transfer to a Transferee by reason of death, the Transferee will be deemed to have offered the interest, whatever it may be, for sale. The offer for sale, and sale, of any interest transferred by reason of death, shall be in accordance with the procedure outlined in the section on Sale or Transfer of Interests.

SECTION 11.2   Notices. Any and all notices, documents, reports, returns, and communications permitted or required to be made under this Agreement shall be in writing and shall be deemed to have been properly given when either delivered personally or deposited with a reputable overnight delivery service addressed to an Interest Holder at the address set forth on the attached exhibits for such Interest Holder (or at such other address within the continental United States of America as shall be specified by notice given pursuant to this Section). The effective date of any notice given as aforesaid shall be the date of personal service, or one (1) business day after delivery to such overnight delivery service, whichever is applicable.

SECTION 11.3   Binding Effect. This Agreement, and each and every provision hereof, shall be binding upon and shall inure to the benefit of the Interest Holders and their respective legal representatives, heirs, successors, and assigns, and each Interest Holder agrees, on behalf of such Interest Holder and such Interest Holder's successors and assigns, to execute any instruments which may be necessary or appropriate to carry out and execute the purposes and intentions of this Agreement and hereby authorizes and directs such Interest Holder's legal representatives, heirs, successors, and assigns to execute any and all such instruments. Each and every successor to any Interest Holder, whether such successor acquires such successor's Interest by way of gift, purchase, foreclosure, or any other method shall hold such Interest subject to all of the terms and conditions of this Agreement. It is the intention of the parties hereto that during the term of this Agreement the rights of the Interest Holders and their successors in interest, as among themselves, shall be governed by the terms of this Agreement and that the right of any Interest Holder or successor in interest to Transfer or deal with such Interest Holder's or successor's Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their respective successors and permitted assigns, any right, remedy, or claim under or in respect of this Agreement or any provision hereof.

SECTION 11.4   Amendment. Except as otherwise specifically set forth herein, no change, modification, or amendment of this Agreement shall be valid or binding upon the Interest Holders unless such change or modification shall be in writing and agreed to by a supermajority of the Units of Membership Interest. Such vote and agreement shall be indicated by a signature of the agreeing Members.

SECTION 11.5   Remedies Cumulative. The remedies of the Interest Holders under this Agreement are cumulative and shall not exclude any other remedies to which any Interest Holder lawfully may be entitled.

SECTION 11.6   Integration. This Agreement, including the exhibits referenced herein, constitutes the full and complete agreement of the Interest Holders with regard to the subject matter hereof. In the event of any conflict between the provisions contained herein and the provisions of the Act, the provisions contained herein shall be effective and shall control; provided, however, to the extent any provision hereunder is prohibited or ineffective under the Act, this Agreement shall be deemed amended to the minimum degree necessary to make it effective under the Act.

SECTION 11.7   Captions. Titles or captions of articles, sections, subsections, and paragraphs hereof are for convenience and reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provision hereof.

SECTION 11.8   Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be illegal or invalid for whatever reason, such illegal or invalid term or provision shall not affect the validity and legality of the remainder of this Agreement.

SECTION 11.9   Applicable Law. This Agreement has been fully executed and shall be performed in the State of North Carolina, and the Interest Holders agree, notwithstanding the principles of conflicts of laws, that the internal laws of the State of North Carolina shall govern and control the validity, interpretation, performance, and enforcement of this Agreement. The

Interest Holders further agree that any action relating to this Agreement shall be instituted and prosecuted in the Courts of the County of Raleigh, State of North Carolina, and each Interest Holder hereby consents to the jurisdiction of said Courts and waives any right or defense relating to such jurisdiction and venue.

SECTION 11.10   Indemnification.

(a)   Except as is herein otherwise expressly provided, each Interest Holder hereby does agree to indemnify and hold harmless each of the other Interest Holders against any and all threatened or incurred losses, claims, expenses, and liabilities, including attorney fees and expenses, exceeding the respective individual Profits and Losses percentages of the Interest Holders set forth on the attached exhibits by reason of the execution of any notes, endorsements, letters of credit, guaranties, surety bonds, indemnity agreements, or similar documents for or on behalf of the Company.

(b)   This indemnity is limited to losses directly suffered and does not include consequential or indirect damages incurred by an Interest Holder. This indemnity does include the entire amount of attorney fees and expenses incurred by an indemnified party in pursuit of collection of an unpaid indemnified amount (after written demand for same), regardless of whether a suit actually is filed.

(c)   In the event the Company is damaged directly as a result of an Interest Holder's

(1)   Willful, wanton, intentional, malicious, or fraudulent conduct, or

(2)   Act in contravention of this Agreement,

Such Interest Holder shall indemnify the Company and all other Interest Holders against any and all threatened or incurred losses, claims, expenses, and liabilities, including attorney fees and expenses, as a result of the conduct or actions of such Interest Holder.

SECTION 11.11   Specific Performance. Except with regard to any indemnification provided for herein, the parties hereto do declare that it is impossible to measure in money the damages that would accrue to a party by reason of failure of performance of any obligations under this Agreement. Therefore, in the event that any party hereto shall institute any action or proceeding to enforce the provisions hereof, the party or parties against whom such action or proceeding is brought hereby do waive the claim or defense therein that such party has an adequate remedy at law, and such person shall not urge in any action or proceeding the claim or defense that such remedy at law exists; the parties hereto expressly recognizing that

specific performance of the provisions of this Agreement is the only adequate remedy for any failure of performance hereunder.

SECTION 11.12   Noncompetition.

(a)   Without the prior written consent of the Managers, no Member nor any Affiliate of a Member, may, during the time that such Member is a member of the Company, nor for a period of two (2) years after such Member ceases to be a member of the Company (the "Restricted Time"):

    (1)   Engage in a business similar or the same as the Company other than through the Company;

    (2)   Own, operate, manager, have an interest in, or invest in any Person that competes with the Company;

    (3)   Induce or attempt to induce any customer of the Company to reduce the volume or quantity of business done by such customer with the Company;

    (4)   Solicit directly or indirectly any employee of the Company to leave the Company's employ; or

    (5)   Say or do anything that is harmful to the reputation of the Company, or that may reasonably lead any Person to cease to deal with the Company on substantially equivalent terms as those previously offered or at all,

within a thirty (30) mile radius surrounding the City of Raleigh, NC (the "Restricted Area").

(b)   Nothing herein shall preclude or prohibit any Member or any of its Affiliates from operating separate, non-competing businesses outside of the scope of the principal purpose and business of the Company within the Restricted Area at any time, or from operating a separate competing business outside of the Restricted Area during the Restricted Time.

SECTION 11.13   Dispute Resolution

(a)   In the event of a dispute between the Members, the Complaining Member shall submit the issue to the Managers in writing. The Manager shall consider the issue and vote on a resolution within 10 business days of the issue being submitted to them. The decision of the Managers shall be reported to the Complaining Member.

(b)   If the Complaining Member is not satisfied with the decision of the Managers, the Complaining Member shall then call a Member Meeting in accordance with the section on Member Meetings in this Agreement. At the Member Meeting the Complaining Member shall present the issue to the full Membership. The full Membership shall then render a simple majority decision related to the issue.

(c)   If the Complaining Member is not satisfied with the decision of the full Membership, the Complaining Member shall request good faith mediation, facilitated by a neutral third party certified in mediation and selected by mutual agreement between the Company and the Complaining Member. Each side shall bear its own cost of mediation. The mediator fee shall be split evenly between the sides unless otherwise agreed to at mediation.

(d)   In no event shall any legal action be taken by any Member against the Company or against another Member without first attempting good faith mediation on the issue. Only after an impasse at mediation, may a Member institute legal action against the Company or against a Member.

[Remainder of this page left intentionally blank, signatures to follow]

IN TESTIMONY WHEREOF, the Members have executed this Agreement and affixed hereto their respective seals, this the day and year first above written.



_____
(SEAL)

Meaghan Paradise, Member

The Managers, as appointed by the Members commensurate with the execution of this Operating Agreement, affixed hereto their respective seals

_____
(SEAL)

Meaghan Paradise, Manager

EXHIBIT A – SECURITIES ACT DISCLOSURE

These limited liability company interests are subject to the restrictions on transfer and other terms and conditions set forth in this agreement. The interests have been acquired for investment and have not been registered under:

(1) any state securities laws, or

(2) the United States Securities Act of 1933, as amended (the "Federal Act").

Neither the interests nor any part thereof may be offered for sale, pledged, hypothecated, sold, assigned, or transferred at any time except in compliance with the terms and conditions of this agreement and pursuant to an:

(1) effective registration statement under any other applicable state securities laws or in a transaction which is exempt from registration under such securities laws or which is otherwise in compliance with such securities laws,

(2) effective registration statement under the Federal Act or in a transaction which is exempt from registration under the Federal Act or which is otherwise in compliance with the Federal Act, and

(3) effective registration statement or required document under applicable syndication laws or in a transaction which is exempt from registration or filing under such laws or which is otherwise in compliance with such laws.

EXHIBIT B – MEMBERS AT FORMATION

The Members of the Company and their respective address(es), capital contributions, and ownership interest are set forth below. The Members agree to keep this Exhibit current and updated in accordance with the terms of this Agreement.

Member Name and Address	Capital Contribution (Cash)	Position in Company (if any)	Units Held	Signature
Meaghan Paradise		Manager	1000	

1000

EXHIBIT C - MANAGERS and OFFICERS

The Managers and Officers of the Company, as of October 19th _____,
2021, are set forth below and such appointment shall be effective until the
Managers of the Company appoint new Officers as they may from time to time. The
appointment(s) below are effective pursuant to a Member and/or Manager meeting
vote as outlined in this Agreement.

If new Officers are appointed, the new officers will be reflected in an amendment or
revision of this Exhibit.

Name	Title
Meaghan Paradise	Manager



_____
(SEAL)

Meaghan Paradise, Manager

EXHIBIT D – STATUTES

Statute	North Carolina
Limited Liability Company Act	N.C. Gen. Stat. § 57D-1-01 to § 57D-11-03
Articles of Organization	N.C. Gen. Stat. § 57D-2-21
Distributions	N.C. Gen. Stat. § 57D-4-05
Judicial Dissolution	N.C. Gen. Stat. § 57D-6-02
Certificate of Dissolution	N.C. Gen. Stat. § 57D-6-06
Dissolution Notices	N.C. Gen. Stat. § 57-D-6-10 and § 57D-6-11
Assignment of Interest	N.C. Gen. Stat. §57-D-502